                  [LETTERHEAD OF AMAX GOLD INC. APPEARS HERE]

                                 NEWS RELEASE

FOR IMMEDIATE RELEASE: February 16, 1995
CONTACT: Mark A. Lettes
      (303) 643-5522

                    AMAX GOLD ANNOUNCES FINANCING AGREEMENT
                    ---------------------------------------

ENGLEWOOD, COLORADO: AMAX GOLD INC. (NYSE:AU;TSE:AXG) announced today the signing of a commitment letter under which Cyprus Amax Minerals Company will make available to Amax Gold $80 million in revolving credits. The outstanding indebtedness under the line of credit may be repaid by Amax Gold with the issuance of an Amax Gold convertible preferred stock, which, in turn, can be converted by Cyprus Amax into Amax Gold common stock at $5.362 per share. This represents a 15% premium to the average closing price of the 10 days immediately prior to February 16, 1995, the date of the commitment letter. Each company will have conversion rights that permit conversion of the line of credit into Amax Gold common stock. Under the agreement, Cyprus Amax will hold the right to convert at a price of $5.362 per share. Amax Gold will hold the right to convert at a price of $4.196 per share.

     The new $80 million financing agreement is in addition to a similar $100 million convertible line of credit extended by Cyprus Amax last year. This agreement will enable Amax Gold to proceed with development of its Fort Knox project in Alaska. This agreement also will eliminate the previously anticipated need for an equity offering of $100 million by Amax Gold in mid-1995.

     The potential conversion of these lines of credit to common stock would increase Cyprus Amax's ownership of Amax Gold's outstanding shares on a fully-diluted basis to approximately 51.4%. The new $80 million revolving credit is subject to approval by the shareholders of Amax Gold. Listing of additional convertible preferred shares and the common stock, into which it may be converted, is subject to approval of the New York Stock Exchange and the Toronto Stock Exchange, on which the common stock of Amax Gold is listed, as well as any other applicable government agencies.

     Amax Gold's President and Chief Operating Officer, Roger A. Kauffman, said, "This agreement provides Amax Gold with the financial support it needs to pursue confidently the development of Fort Knox. It eliminates the significant costs which otherwise would be incurred with a larger underwritten equity offering and should reduce the costs of Amax Gold's future debt financings."

     Amax Gold Inc. produces and explores for gold in the United States and Chile and is currently approximately 42% owned by Cyprus Amax Minerals Company. Amax Gold is listed on the New York and Toronto Stock Exchanges, and Amax Gold warrants trade on the American Stock Exchange under the symbol AUWT and on the Toronto Stock Exchange under the symbol AXGWT.

                                    # # # #

                              Page 19 of 19 Pages